Exhibit 19.1

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

INSIDER TRADING POLICY

As Amended and Restated by the Board on December 16, 2024

The following Insider Trading Policy (“Policy”) has been approved by the Board of Directors (the “Board”) of Sonnet BioTherapeutics Holdings, Inc. (together with its subsidiaries, the “Company”).

Two copies of this Policy are being provided to you. You must read, sign and retain a copy of this Policy and, annually, or otherwise upon request by the Company, re-acknowledge it. Please address questions to the Company’s Chief Financial Officer as set forth below, who has initially been designated as the “Compliance Officer” for this Policy, or such other person who is designated by the Board of Directors of the Company.

Jay Cross

Chief Financial Officer

Sonnet BioTherapeutics Holdings, Inc.

jcross@sonnetbio.com

Who is Subject to this Policy?

(1)	Company Insiders.

“Company Insiders” refers to all directors, officers and employees of the Company. If you are receiving this Policy, you are considered a Company Insider. The use of “you” and “your” throughout this Policy speaks directly to Company Insiders.

(2)	Family Members and others living in your household.

“Family Members” refers to any of the following:

●	Any of your relatives, such as a child, stepchild, grandchild, parent, stepparent, aunt, uncle, niece, nephew, grandparent, spouse, sibling and in-law, and any other person typically considered a relative, in each case, whose Trading (as defined below) you either direct or control; and
●	Anyone who lives in your household, whether or not they are your relative, and whether or not you either direct or control their Trading.

You are responsible for your Family Members’ Trading and therefore should inform your Family Members of the need to obtain your approval before they Trade in Company Securities (as defined below).

(3)	Controlled Entities.

“Controlled Entities” are any entities or accounts, including corporations, partnerships, retirement plans or trusts, which are under your direction or control, or where you or a Family Member are a beneficiary. Trading by Controlled Entities should be treated as if you Traded directly yourself.

(4)	Covered Persons.

“Covered Persons” refers to Company Insiders and their Family Members and Controlled Entities.

What is Illegal and Prohibited Insider Trading?

Generally, illegal and prohibited insider trading occurs when a person who is aware of material nonpublic information about a company buys or sells, or engages in transactions with (e.g. hedging, shorting, swaps, etc.), that company’s securities or provides material nonpublic information to another person who may Trade (as defined below) on the basis of that information. The elements of insider trading and the potential penalties for such unlawful conduct are discussed herein.

Material Information

“Material information” is information that a reasonable investor would consider important in making an investment decision (i.e., a decision to buy, hold, or sell securities) or information that would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available to them.

Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Material information is not limited to information of a financial nature; rather, material information can relate to virtually any aspect of the Company’s business. Material information is also not limited to historical facts. You can be in possession of material information with respect to a future event, such as a merger, acquisition or development of a new product candidate.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	earnings or expectations for the quarter or the year;
●	forecasts or projections of future earnings or losses, or other earnings guidance;
●	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
●	clinical development milestones;
●	public offerings or private sales of debt or equity securities;
●	the Company’s ability to maintain the listing of its common stock on The Nasdaq Capital Market;
●	changes in dividends, the declaration of a stock split, or an offering of additional securities;
●	proposals or agreements involving a merger, acquisition, tender offer, joint venture, divestiture or leveraged buy-out;
●	changes in relationships with manufacturers, suppliers, or obtaining or losing important contracts;
●	development of a significant new product, process or service;
●	bank borrowings or other financing transactions out of the ordinary course;
●	cybersecurity incidents;
●	important product developments;
●	important intellectual property developments;
●	important financing developments;
●	important personnel changes, including changes in senior management;
●	criminal indictments or material civil litigation or government investigations;
●	significant disputes with manufacturers, suppliers or third-party service providers;
●	labor disputes including strikes or lockouts;

●	substantial change in accounting methods;
●	debt service or liquidity problems;
●	bankruptcy or insolvency;
●	calls, redemptions or repurchases of Company Securities; or
●	change in auditors or notification that the auditor’s reports may no longer be relied upon.

If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to Trade in or recommend securities to which that information relates. The Compliance Officer’s approval or disapproval of a Trading clearance is binding on the individual requesting trading clearance and can only be modified in writing by the Board or the Audit Committee.

Nonpublic Information

“Nonpublic” information is information which has not been made available or otherwise disclosed to the public generally. This includes information received from sources or in circumstances indicating the information has not yet been generally circulated.

Two (2) business days after material nonpublic information has been released to the investing public, it loses its status as material nonpublic information. However, for nonpublic information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace or public disclosure documents filed with the SEC that are available on EDGAR, and sufficient time must pass for the information to become available in the market. It is the policy of the Company to not consider material information public until the second (2nd) business day after appropriate public dissemination.

To show that material information is public, it is generally necessary to point to some fact verifying that the information has become generally available. Information generally would be considered widely disseminated if it has been disclosed through a press release disseminated through newswire services, a broadcast on widely available internet, radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, institutional investors or industry participants. For example, discussions between the Company and another company about a potential business deal that has not yet been publicly announced would be considered nonpublic information. In addition, the circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute the requisite public disclosure.

Material nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to a favored analyst or a group of analysts retains its status as nonpublic information, the use of which is subject to insider trading laws. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the material nonpublic information has yet to be publicly disclosed, the information is deemed nonpublic and may not be misused.

As a general rule, no Trades should take place prior to the completion of the second (2nd) business day after appropriate public dissemination. As described in more detail below, you are also required to obtain pre-clearance for any Trade. If you would like to seek pre-clearance prior to the completion of such second (2nd) business day, you may do so in accordance with the “Pre-Clearance Procedures” section of this Policy, but the Compliance Officer has no obligation to grant such pre-clearance. If the Compliance Officer grants pre-clearance for any particular Trade, the Compliance Officer has no obligation to grant pre-clearance for any similar or other Trade. If pre-clearance has been granted for another Covered Person, that does not mean your contemporaneous Trade has also been pre-cleared or approved; each Covered Person’s Trade must be pre-cleared.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

Transactions Subject to this Policy

This Policy applies to any and all transactions in Company Securities, including common stock, preferred stock, options or warrants to purchase common stock, securities that are convertible into or exercisable for common stock or preferred stock of the Company or any other securities that the Company may issue, as well as derivative securities that are not issued by the Company such as exchange-traded put or call options or swaps relating to the Company’s securities (collectively, “Company Securities”). Transactions subject to this Policy include sales, purchases, gifts (see discussion on gifts below), pledges, hedges, and other acquisitions, dispositions, or transfers of securities, in each case, directly or indirectly (each of the foregoing transactions, a “Trade” or “Trading” within the meaning of this Policy).

Gifts

For purposes of this Policy, gifts or other transfers to Family Members, whether for estate planning or otherwise, or to charities or other third parties, are considered “Trading” within the meaning of this Policy. Gifts are subject to the requirements and restrictions outlined in this Policy and require pre-clearance in accordance with the “Pre-Clearance Procedures” section of this Policy.

Pre-Clearance

As described in more detail below in the “Pre-Clearance Procedures” section of this Policy, all Covered Persons are prohibited from Trading in Company Securities without first obtaining pre-clearance of the Trade in accordance with the “Pre-Clearance Procedures” section of this Policy. The transactions described in the “Exempt Transactions” section of this Policy do not require pre-clearance.

Prohibition on Illegal Insider Trading

No Trading on Material Nonpublic Information. If you are aware of material nonpublic information about the Company or Company Securities, you may not Trade Company Securities, except as otherwise specified in this Policy (see “Exempt Transactions” section below). In addition, it is the policy of the Company that no Covered Persons who, in the course of working for the Company, learns of material nonpublic information about a company, including but not limited to a customer or supplier of the Company, or a company that is involved in a potential transaction or business relationship with the Company (a “Related Company”), may Trade in that company’s securities until the information becomes public or is no longer material.

No Tipping. If you are aware of material nonpublic information about the Company, or if you are aware of material nonpublic information about a Related Company that you learned in the course of working for the Company, you may not communicate or pass (“Tip”) that information on to persons within the Company whose jobs do not require them to have that information, or to persons outside the Company, including Family Members, Controlled Entities, friends or anyone else. The federal securities laws impose liability on any person who Tips or communicates (the “Tipper”) material nonpublic information to another person or entity (the “Tippee”) who then Trades on the basis of the information. Penalties may apply regardless of whether or not the Tipper Trades or derives any benefits from the Tippee’s Trading activities.

Blackout Periods. Trading is prohibited during Blackout Periods (as defined below) or an Event-Specific Blackout (as defined below), as described in more detail in the “Quarterly Trading Restrictions”, “Event-Specific Blackout Procedures” and “Pre-Clearance Procedures” sections below.

Additional Prohibited Transactions

Prohibition on Short Sales. Neither you, your Family Members nor your Controlled Entities may sell any Company Securities that are not owned by such person at the time of the sale (a “short sale”) including a “sale against the box” (a sale with delayed delivery).

Trading in Standardized Options. An “option” is the right either to buy or sell a specified amount or value of a particular underlying interest at a fixed exercise price by exercising the option before its specified expiration date. An option which gives a right to buy is a “call” option, and an option which gives a right to sell is a “put” option. Standardized options (which are so labeled as a result of their standardized terms) offer the opportunity to invest using substantial leverage and therefore lend themselves to significant potential for abusive Trading on material nonpublic information. Standardized options also expire soon after issuance and thus necessarily involve short-term speculation, even where the date of expiration of the option makes the option exempt from certain SEC restrictions. The writing of a call or the acquisition of a put also involves a “bet against the company” and therefore presents a clear conflict of interest for you. As a result, neither you, your Family Members nor your Controlled Entities may Trade in standardized options relating to Company Securities at any time.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow you to lock in much of the value of your stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow you to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company’s other shareholders. Therefore, you, your Family Members, and your Controlled Entities are prohibited from engaging in any such transactions.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to Trade in Company Securities, neither you, your Family Members nor your Controlled Entities may hold Company Securities in a margin account or pledge Company Securities as collateral for a loan unless such transaction has been pre-approved by the Compliance Officer.

Exempt Transactions

This Policy does not apply to the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of any employee stock option acquired pursuant to the Company’s equity plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards and Restricted Stock Units. This Policy does not apply to the vesting of restricted stock, or of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy, however, does apply to any market sale of restricted stock, including sales to satisfy tax obligations related to the vesting of the restricted stock.

Transactions with the Company. This Policy does not apply to the purchase of Company Securities from the Company or the sale of the Company Securities to the Company.

Except for above, there are no Trading exemptions to this Policy. Securities laws do not recognize any mitigating circumstances. Trades that may be necessary or justifiable for independent reasons (such as in the case of an emergency), or small Trades, or Trades to pay your taxes, are not permitted.

Quarterly Trading Restrictions

There are times when the Company may be engaged in a material nonpublic development. Although you may not know the specifics of the development, if you engaged in a Trade before such development was disclosed to the public or resolved you might expose yourself and the Company to a charge of insider trading that could be costly and difficult to refute. In addition, a Trade by you during such a development could result in significant adverse publicity for the Company.

Therefore, except with respect to Trades pursuant to a 10b-5 Plan described below, Covered Persons may only purchase or sell Company Securities (subject to any Event-Specific Blackouts) during the three or four quarterly open trading windows that occur each year and only after pre-clearing your intent to Trade with the Compliance Officer.

No Covered Persons may Trade any Company securities (other than as specified by this Policy), during a “Blackout Period”. A Blackout Period begins on the fourteenth (14th) calendar day prior to the end of each fiscal quarter and ends on the second (2nd) business day after issuance of a press release or other announcement by the Company disclosing quarterly or annual earnings. In other words, Covered Persons, subject to obtaining pre-clearance and only so long as they are not subject to an Event-Specific Blackout, may only conduct transactions in Company Securities during the open trading window period beginning on the third (3rd) business day following the public release of the Company’s quarterly earnings and ending at the close of business on the thirteenth (13th) calendar day prior to the end of the next fiscal quarter. In accordance with the procedure for waivers described below, in special circumstances a waiver may be given to allow a Trade to occur outside of an open trading window.

Event-Specific Blackout PROCEDURES

From time to time, an event may occur that is material to the Company and is known by only a few Covered Persons. So long as the event remains material and nonpublic, certain Covered Persons who are aware of the event may be designated by the Compliance Officer as restricted from Trading. In the event of an Event-Specific Blackout, the Compliance Officer will notify these Covered Persons in writing (or by email) that they may not Trade in Company Securities, whether or not the Compliance Officer discloses the reason for the restriction. For so long as the event remains material and nonpublic, the Covered Persons designated by the Compliance Officer may not Trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated Covered Persons must refrain from Trading in Company Securities even sooner than the typical Blackout Period described above. The existence of an Event-Specific Trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and may not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who may not Trade due to an event-specific restriction, you should not Trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific Trading restriction period.

Pre-clearance Procedures

All Covered Persons are prohibited from Trading in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer (i.e., a Company Insider is required to get pre-clearance for Trades on behalf of his, her or their Family Members or Controlled Entities). A request for pre-clearance must be submitted in writing to the Compliance Officer at least two (2) business days in advance of the proposed Trade by submission of the Trade Pre-Clearance Request Form attached here as Annex A. The Compliance Officer is under no obligation to approve a Trade submitted for pre-clearance, and may determine not to permit the Trade, even if similar or other Trades have been pre-cleared. The Compliance Officer may seek advice of outside counsel as such Compliance Officer may consider appropriate.

When a request for pre-clearance is made, the requestor should carefully consider whether he, she or they may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he, she or they have effected any non-exempt “opposite-way” transactions within the past six (6) months, and should be prepared to report the proposed Trade on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.

If a Covered Person seeks pre-clearance and permission to engage in the Trade is denied, then such Covered Person must refrain from initiating any Trade in Company Securities, and should not inform any other person of the restriction. All Trades in Company Securities are prohibited unless and until the Covered Person receives written confirmation from the Compliance Officer that the proposed Trade has been approved. Approvals are effective for two (2) business days after receipt of written approval (if such approval is not otherwise rescinded) and the Trade must be completed within this period (or a new approval must be obtained). Once the Blackout Period begins (or upon the notification of an event-specific Trading restriction (an “Event-Specific Blackout”)), any approval for Trades that were previously pre-cleared are automatically rescinded and all pending pre-clearance requests are automatically deemed denied.

The cash exercise of stock options to purchase shares of common stock of the Company or the purchase from the Company of common stock of the Company is not subject to the pre-clearance procedures outlined above, but the shares so acquired may not be sold except during an open trading window, after authorization from the Compliance Officer has been received, and after all other requirements of this Policy have been satisfied. Accordingly, the immediate sale of some or all of the shares obtained from the exercise of stock options through a broker is covered by these pre-clearance procedures.

Even if you receive pre-clearance and it is during an open trading window, neither you, your Family Members, nor your Controlled Entities should Trade in Company Securities if you are in possession of material nonpublic information about the Company.

Rule 10b5-1 Plans

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides an affirmative defense, under certain conditions, against allegations that a Covered Person Traded in Company Securities while aware of material nonpublic information. The SEC has established regulations under which individuals may Trade securities in compliance with “insider trading” laws (more specifically, Rule 10b5-1 of the Securities Exchange Act of 1934) if such Trades are made pursuant to (i) a binding contract to Trade the security, (ii) instructions provided to a third person to execute the Trade for the instructing person or entity’s account or (iii) an adopted written plan for trading securities (a “10b5-1 Plan”); provided, that at the time of the decision to enter into such contract or plan or decision to provide such instructions, you were not aware of material, nonpublic information. In addition to other requirements set forth in such regulations, the contract, instructions or plan must (a) specify the amount, price and date of the Trade or (b) provide a written formula or algorithm or computer program for determining the amounts, prices and dates of such Trades. In addition, a 10b5-1 Plan must not permit you to exercise any subsequent influence over how, when, or whether to effect Trades; provided, in addition, that any other person who, pursuant to the 10b5-1 Plan, did exercise such influence must not have been aware of the material nonpublic information when doing so.

Covered Persons are prohibited from entering into a 10b5-1 Plan during (i) a Blackout Period, (ii) when they are subject to an Event-Specific Blackout, or (iii) at any time when they are aware of material nonpublic information about the Company. Pre-clearance is required prior to entry into a 10b5-1 Plan, termination of a 10b5-1 Plan, or a modification of a 10b5-1 Plan. A copy of a 10b5-1 Plan must be submitted to the Compliance Officer for review and pre-clearance at least three (3) business days prior to the anticipated entry into a 10b5-1 Plan. The 10b5-1 Plan document must be reviewed and pre-cleared by the Compliance Officer prior to being signed by the Covered Person. The Company has discretion to refuse approval of any 10b5-1 Plan document for any reason and need not provide any reason for such refusal to the Covered Person. Once a 10b5-1 Plan is adopted, the Covered Person must not exercise any influence over the amount of securities to be Traded, the price at which they are to be Traded, or the date of any Trade. The 10b5-1 Plan must include a cooling-off period consistent with applicable SEC rules before Trading can commence.

Post-Trade Reporting

You are required to report to the Compliance Officer any Trade, including gifts, in Company Securities by you, your Family Members or Controlled Entities no later than the first (1st) business day following the date of your Trade. Each report you make to the Compliance Officer should include the date of the Trade, quantity, price, and broker through which the Trade was effected. This reporting requirement may be satisfied by sending (or having your broker send) duplicate confirmations of Trades to the Compliance Officer if such information is received by the required date.

The foregoing reporting requirement is designed to help monitor compliance with the pre-clearance procedures set forth herein and to enable the Company to help those persons who are subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 to comply with such reporting obligations. Each officer and director, however, and not the Company, is personally responsible for ensuring that his, her or their Trades do not give rise to “short swing” liability under Section 16 and for filing timely reports of Trades with the SEC.

the Consequences of Violations of this Policy

Trading of Company Securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then Trade in Company Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who Trade, or who Tip information to others who Trade, the federal securities laws also impose potential liability on companies and other “controlling persons” (such as directors, officers and other supervisory personnel) if they fail to take reasonable steps to prevent insider trading by company personnel.

A person can be subject to some or all of the penalties below even if he, she or they do not personally benefit from the violation (i.e., if the violation was one for tipping information). Penalties include:

●	jail sentences of up to 20 years;
●	disgorgement of profits or losses avoided;
●	civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
●	criminal fines (no matter how small the profit) up to $5 million (for individuals) and up to $25 million (for entities); and
●	fines for the employer or other controlling person, such as a supervisor, of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

In addition, your failure to comply with this Policy may subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish your reputation and irreparably damage a career.

Post-Termination Transactions

This Policy continues to apply to any and all Trades in Company Securities following termination of your employment or other services to the Company. If you are in possession of material nonpublic information when you are terminated, you must not Trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified above, however, will cease to apply to Trades in Company Securities upon the expiration of any Blackout Period applicable at the time of the termination of service.

Reporting of Violations

If you know or have reason to believe that this Policy has been or may be violated, you should bring the actual or potential violation to the attention of the Compliance Officer.

Trainings Regarding Insider Trading

All directors, officers and employees of the Company are required to annually attend trainings hosted or recommended by the Company regarding the laws governing insider trading.

Modifications and Waivers

The Company reserves the right to amend or modify the procedures set forth herein at any time. Waiver of any provision of this Policy in a specific instance may be authorized in writing by the Compliance Officer (or his, her or their designee).

Questions

If you have any questions regarding this Policy, you should contact the Compliance Officer.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of this Policy. The undersigned has read and understands (or has had explained) this Policy and agrees to be governed by this Policy at all times and the confidentiality of nonpublic information.

In addition, the undersigned hereby acknowledges and understands that, if the undersigned is an employee of the Company including one of its subsidiaries, the undersigned’s failure to comply in all respects with the Company’s policies, including the Policy set forth herein, is a basis for termination for cause of the undersigned’s employment from the Company and any subsidiary thereof to which the undersigned’s employment now relates or may in the future relate.

Signature:

Printed Name:	Date:

This document states a policy of Sonnet BioTherapeutics Holdings, Inc. and is not intended to be regarded as the rendering of legal advice. This policy statement is intended to promote compliance with existing law and is not intended to create or impose liability that would not exist in the absence of the policy statement.

Annex A

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

TRADE PRE-CLEARANCE REQUEST FORM

NOTE: All Trades in Company Securities must be pre-cleared by the Compliance Officer designated in the Policy¸ or such other person who is designated by the Board of Directors of the Company. A request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed Trade. All Trades in Company Securities are prohibited unless and until you receive written confirmation from the Compliance Officer that your proposed Trade has been approved. Approvals are effective for two (2) business days after receipt of written approval (if such approval is not otherwise rescinded) and the Trade must be completed within this period (or a new approval must be obtained). If you received pre-clearance for a Trade, and then a Blackout Period, or an Event-Specific Blackout, begins before the Trade is executed, all of your previously pre-cleared Trades are automatically rescinded and all pre-clearance requests are deemed revoked and retroactively denied.

Name:__________________________________

Date of Request:__________________________

Please check one of the below boxes and fill in the share numbers:

☐	I hereby request clearance to purchase up to _______________ shares of common stock of Sonnet BioTherapeutics Holdings, Inc.

☐	I hereby request clearance to sell up to _______________ shares of common stock of Sonnet BioTherapeutics Holdings, Inc.

By signing below, the undersigned acknowledges and agrees that (i) the undersigned has received a copy of the Sonnet BioTherapeutics Holdings, Inc. Insider Trading Policy dated December 16, 2024 (the “Policy”), (ii) the undersigned will comply with the terms of the Policy, (iii) the undersigned is not in possession of material non-public information concerning the Company, and (iv) the undersigned will comply with all applicable laws in connection with the proposed Trade, including, but not limited to, insider trading laws.

Signature:

If your Trade request is approved, you will receive a copy of this form countersigned by the Compliance Officer.

Accepted and Approved:

Jay Cross, Compliance Officer

Date of Approval: